Exhibit 99.2

Q1 2023 REE Shareholder letter

Continued growth in authorized dealer network and orders, on track for initial production and pilot deliveries by the end of 2023 • REE remains focused on zero emission Class 3 - 5 vehicles built on its P7 platforms; ongoing activities support previously announced planned certification completion in 2H23; initial pilot vehicle deliveries to customers targeted to begin by the end of year 2023. • Expands dealer network in the US, with eight dealers and three fleet customers, with initial orders of approximately 100 vehicles which are designed to meet the growing demand in part driven by the Advanced Clean Fleet (ACF) regulation. These dealers also facilitate relationships and adoption by fleets, which we believe could purchase hundreds or thousands of vehicles per year. • Company announces two - phase production road map; Phase 1 anticipates production of vehicles in the low hundreds in 2024, with breakeven gross margin on a unit level by the end of that year . Phase 2 targets production in the low - to mid thousands of vehicles and breakeven EBITDA by the end of 2025. • Company ended fiscal 1Q23 with liquidity of $126 million with no debt; anticipates liquidity of $65 million at year end, following the production of initial 25 P7 vehicles for internal testing and pilot deliveries. Watch Q1 highlights video Q1 2023 REE Shareholder letter © 2023 REE. All rights reserved. 2

CEO Commentary We’ve seen a strong start to 2023. Our approach - creating modular EV platforms to power the broadest range of vehicles - differentiating us from other players in the industry and we continue to receive feedback from key stakeholders that this is what the market is craving. With the announcement of our P7 - C chassis cab complementing our existing product lineup, we continue to increase our total addressable market, while listening to the voice of our customers. As we share our product and technology with the most influential fleets and dealers at events like ACT and NTEA’s Work Truck Week, we are enthused by growing interest and market demand. Every day we get closer to production and deliveries, and are making important progress towards key certification milestones, including the completion of winter testing in Q1 2023. We believe our approach results in a better total cost of ownership for fleet owners, which we look forward to demonstrating with data once deliveries begin at the end of this year. We believe our modern, modular design sets us apart in the market, and the vehicles we will have on the roads will demonstrate our unique value proposition. Daniel Barel, REE’s co - founder and CEO Q1 2023 REE Shareholder letter © 2023 REE. All rights reserved. 3

REE Remains Focused on Class 3 - 5 Vehicles Built on its P7 Platforms In today’s challenging environment, our focus and discipline serve us well. While our modular design allows us to address Class 1 - 6 vehicles, our focus is on Class 3 - 5 commercial vehicles. We estimate that the annual sales of Class 3 - 5 commercial vehicles (ICE and EV) in the US is approximately 200,000 vehicles. The recently adopted California Advanced Clean Fleet (ACF) regulation is expected to be a major market driver for zero emission Class 3 - 5 vehicles. The ACF sets ambitious targets for commercial fleets to purchase zero emissions trucks. The 2020 MOU signed by 15 states and the District of Columbia is expected to expand the benefits/reach of the ACF throughout the US, further driving the adoption in the commercial EV market. Our capital light assembly process and market dynamics are expected to provide us with attractive unit economics and gross margin breakeven at relatively low volumes. The recent introduction of the P7 - C 1 chassis cab targets the fast - growing and highly incentivized Class 4 EV market. The P7 - C is built for urban environments and has market - leading product attributes including impressive maneuverability, increased cargo volume, low step in height, improved aerodynamics, low noise, greater visibility, increased safety and strong maintenance vehicle architecture benefits - all with a purpose of driving down total cost of ownership (TCO). The configuration offers a max range of 150 miles, up to 7,000 lbs. payload, a gross vehicle weight rating (GVWR) of up to 16,000 lbs., a class - leading 24 - inch platform height and 39 ft turning circle. The P7 - C features a new driver - centric cab design for enhanced safety, durability, and comfort. We are very encouraged by the interest shown in the P7 - C at its debut at the recent ACT Expo. 1 Vehicle specifications are based on pre - production model and are subject to change. All data is approximate. Consult dealer and manual for details on final production model. Q1 2023 REE Shareholder letter © 2023 REE. All rights reserved. 4

BAY
02
BAY
01
ROTARY LIFT

The P7 program lineup offers three electric trucks:

- P7-C (chassis cab, Class 4)
- P7-B (box truck, Class 3)
- P7-S (stripped chassis, Class 5)

The entire P7 electric truck line-up is powered by common REEcorners™, x-by-wire technology, and offers fully flat and low floors, enabling unique benefits, minimal vehicle downtime, operational efficiencies, and flexibility for fleet owners. The lineup, with its high percentage of shared components is a demonstration of REE's modular technology and scalable business model, allowing vehicles designed tailored to customer needs.

We believe that the focus on the Class 3 – 5 commercial vehicle market provides REE with the greatest opportunity to gain market share with its technology by utilizing a multipronged go-to-market approach. We are working with industry-leading companies, OEMs, and top-hat upfitters for deployment to large corporate fleets.

We are also expanding our authorized dealer network to serve a variety of fleets that make up the bulk of the Class 3 – 5 buyer market. In both cases (working with upfitters and authorized dealers), we prioritize customers that have significant market share and are embracing EV technology, while helping their customers build out charging infrastructure and additional ecosystem requirements.

R3E Q1 2023 REE Shareholder letter
© 2023 REE. All rights reserved.
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Steadfast Commitment to Technology and Safety

Our competitive advantage lies in our technology and innovation that is at the core of our DNA. We plan to bring our products to market while delivering our competitive edge in a stable, safe, and sustainable manner. We have designed REEcorners™ by-wire steering, braking and drive to deliver better stability and greater maneuverability, leading to better performance overall. The technology results in no mechanical linkages between the steering wheel and the pedal box to the actuators on the REEcorners™, or between the REEcorners™ themselves. Each REEcorner™ is a standalone system that offers several technological and economic advantages, including:

- Redundancy of critical drive elements that does not exist in conventional ICE vehicles or EVs, resulting in a safer vehicle;
- Independent steering, braking and torque vectoring projected to deliver higher vehicle stability and a smoother ride;
- Ability for fast corner replacement in the event of malfunction, reducing total cost of ownership and overall spare part inventory management;
- Designed to be capable of being controlled by an Autonomous Drive stack instead of manual driver input.

In the future, we will provide data-as-a-service capabilities from the data collected from the REEcorners™ and P7 platforms that can be used for operational analytics and multi-dimensional decision making. Having REEcorners™ at the core of our technology is a market differentiator.

Current test results, customer feedback, and internal data suggest that we are on the right track with our modular design and our competitively priced game-changing Class 3 – 5 commercial vehicles.

R3E Q1 2023 REE Shareholder letter
© 2023 REE. All rights reserved.
6

We have refined our product verification and quality assurance activities to ensure our production processes are best - in - class without compromise on safety goals. To ensure a smooth production ramp - up and to make the best use of our capital, we are taking a careful, measured approach to reaching scale production rates. Production Road Map With successful winter testing behind us, we are approaching engineering freeze for our production intent vehicles, expected mid - year. Vehicles from these builds will be utilized to complete testing, validation, and certification. These activities are progressing according to plan. In parallel, we are undertaking the important process of definition, design, and implementation to support customers’ journeys. This requires the production, sales operations, marketing, regulatory affairs, after - sales support, finance and legal departments working together to create a seamless journey. Some of the areas being built out include warranty, user manuals, training and documentation, recalls, financial transactions, vehicle configuration and overall dealers and fleet support. Reaching the production intent phase is an important step in our product maturity. As we continue our validation and verification protocols, as previously disclosed, we have ordered components for 25 P7 vehicles and submitted production forecasts with our suppliers for our main components through 2024. We plan to execute our production ramp up in two phases. Q1 2023 REE Shareholder letter © 2023 REE. All rights reserved. 7

Production Plan – Phase 1 Phase 1, which is expected to run through 2024, is expected to include pilot production and assembly in the low hundreds of vehicles, initially from our UK facility. The first pilot vehicles are targeted to start being delivered at the end of this year to initiate customer feedback loops. This step is critical as we will ramp up to mass production only when the pilot production vehicles have been thoroughly tested in the US and we have received and addressed customers’ feedback across multiple use cases. We believe this deliberate approach will reduce risks associated with premature production ramp up and the resulting extensive costs, allowing us to incorporate feedback from early customers and ensure the quality and safety of our builds. As part of Phase 1, we continue to expand our carefully prioritized dealership network across North America as we aim to add leading dealers who have experience in deploying and selling EVs. We have already entered into agreements with eight authorized dealers: • FMI Truck Sales & Services • Industrial Power & Truck Equipment • Monarch Truck Center • New England Truck Solutions • Pritchard EV • Ry - Den Truck Center • Tom’s Truck Center • The Truck Shop Q1 2023 REE Shareholder letter © 2023 REE. All rights reserved. 8

Together these dealers have already placed initial orders of approximately 100 2 vehicles , which are included in our current order book. These dealers also facilitate relationships and adoption by fleets, which we believe could purchase hundreds or thousands of vehicles per year. We will offer training to authorized dealers to certify technicians to provide service on REE vehicles so that fleets have the best possible service. We expect to continue building out our authorized dealer network from our growing pipeline of dealers. In addition to our dealer network, we plan to provide the first test vehicles to our three fleet customers, which we believe over time have the potential to translate to orders in the thousands. Our MSRP for the P7 product line in Phase 1 production is within the competitive range of the relevant segments that we believe will allow us to meet our business goals. In accordance with revenue recognition guidelines, we plan to recognize revenues from Phase 1 deliveries after customers conduct their product verification and quality assurance activities to ensure our production processes are best - in - class. To drive towards breakeven gross margin on a unit level by the end of Phase 1, we plan to bring production tooling online over the next 12 months. Q1 2023 REE Shareholder letter © 2023 REE. All rights reserved. 9 2 The Company’s order book is determined by management based on purchase orders received by the Company. The number of vehicles included in the order book as of May 22, 2023 include 76 vehicles under firm orders (i.e. binding orders) and the remainder of vehicles of orders that are binding orders with certain additional conditions as set forth in the order.

Map of Signed Dealers* Located across U.S


THE TRUCK SHOP
FMI Truck Sales & Service
PRITCHARD EST. 1913 ELECTRIC VEHICLES
National
Washington
Oregon
California
Nevada
Idaho
Montana
Wyoming
Utah
Colorado
Arizona
New Mexico
North Dakota
South Dakota
Nebraska
Kanas
Oklahoma
Texas
Minnesota
Iowa
Missouri
Arkansas
Louisiana
Wisconsin
Illinois
Michigan
Indiana
Ohio
Kentucky
Tennessee
Mississippi
Alabama
Georgia
Florida
South Carolina
North Carolina
Virginia
West Virginia
Pennsylvania
New York
Maine
Massachusetts
Rhode Island
NETS
MONARCH TRUCK CENTER
RY-DEN Truck Center, Inc.
TOM'S TRUCK CENTER
INDUSTRIAL POWER

Vehicle Tax Incentives

- **Federal tax credit (all vehicles)** [1]
  Up to $40k for Class 4 & 5
- **New York (NYSERDA)** [2]
  Up to $100k for Class 4
  Up to $110k for Class 5
- **New York City (NYCCT)** [3]
  $100k for Class 4
  $110k for Class 5
- **New Jersey (NJ-ZIP)** [4]
  $75k for Class 4
  $85k for Class 5
- **Massachusetts (MOR-EV)** [5]
  $45k for Class 4
  $60k for Class 5
- **California HVIP** [6]
  $60k for Class 4 & 5

The California Air Resource Board's (CARB) Advanced Clean Truck (ACT) rule is designed to accelerate a large-scale transition of zero-emission medium-and heavy-duty vehicles from 2024 to 2035. The rule has two components, a manufacturer sales requirement for the sale of zero-emission trucks of Class 2b to Class 8 as an increasing percentage of their annual California sales from 2024 to 2035, and in addition large employers including retailers, manufacturers, brokers and others are required to report information about shipments and shuttle service.

CARB's Advanced Clean Fleets (ACF) regulation is a fleet regulation with a similar objective of accelerating large scale transition to zero-emission medium- and heavy- duty vehicles by defining minimum ZEV requirements for fleet purchases.

[1] IRS 45 W https://irc.bloombergtax.com/public/uscode/doc/irc/section_45w

[2] New York NYSERDA https://www.nyserda.ny.gov/All-Programs/Truck-Voucher-Program

[3] New York City Clean Trucks https://www.nycctp.com/available-funding/

[4] New Jersey ZIP https://www.njeda.gov/njzip/

[5] Massachusetts Mor-EV https://mor-ev.org/mor-ev-trucks

[6] California HVIP https://californiahvip.org/

*Dealers are authorized to sell at their PoS and vicinity

R3E Q1 2023 REE Shareholder letter © 2023 REE. All rights reserved. 10

Production Plan – Phase 2 In Phase 2, which we aim to kick off by the end of 2024 and continue into 2025, we expect to ramp production to the low - mid thousands of vehicles in the US. We believe that the timing for Phase 2 is mainly driven by successfully completion of certification, receiving positive customer feedback, building a firm order book, and finalizing the work with our suppliers to optimize production processes and bill of material costs to further reduce production costs. Based on our internal models we believe that production in the low - to mid - thousands of vehicles will potentially allow us to reach breakeven EBITDA. We currently believe reaching these margin targets is achievable based on our CAPEX light model and economies of scale. Q1 2023 REE Shareholder letter © 2023 REE. All rights reserved. 11

Q1 2023 REE Shareholder letter © 2023 REE. All rights reserved. 12

Financial Outlook We ended the first quarter with liquidity of $126 million, comprised of cash, cash equivalents and short - term investments, and no debt. We anticipate we will end the year with $65 million of liquidity including financing the initial 25 P7 vehicles for internal testing and pilot delivery for selected customers. Our first quarter GAAP net loss was $28.6 million compared to $27.3 million in 4Q22 and $21.5 million in 1Q22. The year - over - year change was mainly driven by lower income from remeasurement of warrants and lower share - based compensation expense. Our non - GAAP net loss in the quarter was $24.0 million compared to $21.5 million in 4Q22 and $28.3 million in 1Q22. Based on the growing dealer network and fleet customers, we expect to generate sufficient orders to ramp up series production. We do understand that this ramp up to low - mid thousands of vehicles produced will require additional funding before we reach positive EBITDA, mainly due to working capital requirements. We estimate that this ramp up will require $80 - 100 million, and we will explore options for raising debt or equity in the right form, all in line with the progress of our business cycle and needs. We will shed more light on our model later this year with the progress of our plan. Use of Non - GAAP Financial Measures The Company has disclosed financial measurements in this shareholders’ letter that present financial information is considered to be non - GAAP financial measures. These measurements are not a substitute for GAAP measurements, although the Company’s management uses these measurements as an aid in monitoring the Company’s on - going financial performance. Non - GAAP research and development, non - GAAP selling, general and administrative expenses and non - GAAP operating expenses exclude the impact of stock - based compensation. Non - GAAP net loss and non - GAAP loss per share also exclude non - recurring or unusual items that are considered by management to be outside the Company’s standard operations and certain non - cash items. Adjusted EBITDA is a non - GAAP financial measurement that is considered by management to be useful in comparing the profitability among companies by reflecting operating results of the Company excluding such items. Q1 2023 REE Shareholder letter © 2023 REE. All rights reserved. 13

REE AUTOMOTIVE LTD. Condensed Consolidated Statements of Operations U.S. dollars in thousands (except share and per share data) (Unaudited) Three Months Ended March 31, 2023 December 31, 2022 March 31, 2022 Revenues $ — $ — $ — Cost of sales — — 538 Gross loss — — (538) Operating expenses: Research and development expenses, net 18,874 18,423 20,843 Selling, general and administrative expenses 10,843 9,388 15,288 Total operating expenses 29,717 27,811 36,131 Operating loss (29,717) (27,811) (36,669) Income from warrants remeasurement — — 15,330 Financial income, net 1,061 633 472 Net loss before income tax (28,656) (27,178) (20,867) Income tax expense (income) (34) 81 594 Net loss $(28,622) $(27,259) $(21,461) Net comprehensive loss $(28,622) $(27,259) $(21,461) Basic and diluted net loss per Class A ordinary share $(0.10) $(0.09) $(0.07) Weighted average number of ordinary shares and preferred shares used in computing basic and diluted net loss per share 298,836,526 297,772,255 289,747,646 There are limitations associated with the use of non - GAAP financial measures, including that such measures may not be comparable to similarly titled measures used by other companies due to potential differences among calculation methodologies. Thus, there can be no assurance whether (i) items excluded from the non - GAAP financial measures will occur in the future or (ii) there will be cash costs associated with items excluded from the non - GAAP financial measures. The Company compensates for these limitations by using these non - GAAP financial measures as supplements to GAAP financial measures and by providing the reconciliations for the non - GAAP financial measures to their most comparable GAAP financial measures. Investors should consider adjusted measures in addition to, and not as a substitute for, or superior to, financial performance measures prepared in accordance with GAAP. Q1 2023 REE Shareholder letter © 2023 REE. All rights reserved. 14

REE AUTOMOTIVE LTD. Condensed Consolidated Balance Sheets U.S. dollars in thousands (except share and per share data) (Unaudited) March 31, 2023 December 31, 2022 ASSETS CURRENT ASSETS: Cash and cash equivalents $61,870 $56,762 Restricted cash 162 162 Short - term investments 64,278 96,857 Other accounts receivable and prepaid expenses 12,316 11,894 Total current assets 138,626 165,675 NON - CURRENT ASSETS: Non - current restricted cash 2,998 3,001 Other accounts receivable 3,721 3,337 Operating lease right - of - use asset 25,186 26,061 Property and equipment, net 17,145 16,939 Total non - current assets 49,050 49,338 TOTAL ASSETS $187,676 $215,013 CURRENT LIABILITIES: Trade payables $4,679 $6,172 Other accounts payable and accrued expenses 10,338 11,118 Operating lease liability 2,134 2,748 Total current liabilities 17,151 20,038 NON - CURRENT LIABILITIES: Deferred revenues 943 943 Operating lease liability 18,069 18,623 Total non - current liabilities 19,012 19,566 TOTAL LIABILITIES 36,163 39,604 SHAREHOLDERS’ EQUITY: Ordinary and preferred shares — — Additional paid - in capital 902,063 897,337 Accumulated deficit (750,550) (721,928) Total shareholders’ equity 151,513 175,409 TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY $187,676 $215,013 LIABILITIES AND SHAREHOLDERS’ EQUITY Q1 2023 REE Shareholder letter © 2023 REE. All rights reserved. 15

REE AUTOMOTIVE LTD. Condensed Consolidated Statements of Cash Flow U.S. dollars in thousands (except share and per share data) (Unaudited) Three Months Ended March 31, 2023 2022 Net loss $(28,622) $(21,461) Adjustments to reconcile net loss to net cash used in operating activities: Depreciation 483 253 Amortization of operating right of use asset 905 514 Accretion income on short - term investments (328) — Share - based compensation 4,658 8,475 Remeasurement of warrant liability — (15,330) Increase in accrued interest on short - term investments 171 — Increase in other accounts receivable and prepaid expenses (806) (5,329) Change in operating right of use asset and liability, net (1,198) (827) Increase (decrease) in trade payables (944) 631 Decrease in other accounts payable and accrued expenses (780) (4,071) Other 31 3 Net cash used in operating activities (26,430) (37,142) Cash flows from investing activities: Purchase of property and equipment (1,269) (1,290) Purchase of short - term investments (22,364) — Proceeds from short - term investments 55,100 — Net cash provided by (used in) investing activities 31,467 (1,290) Cash flows from financing activities: Proceeds from exercise of options and warrants 68 1,633 Net cash provided by financing activities 68 1,633 Increase (decrease) in cash, cash equivalents and restricted cash 5,105 (36,799) Cash, cash equivalents and restricted cash at beginning of year 59,925 276,915 Cash, cash equivalents and restricted cash at end of period $ 65,030 $ 240,116 Q1 2023 REE Shareholder letter © 2023 REE. All rights reserved. 16

Reconciliation of GAAP Financial Metrics to Non - GAAP U.S. dollars in thousands (except share and per share data) (Unaudited) Reconciliation of Net Loss to Adjusted EBITDA Q1 2023 REE Shareholder letter © 2023 REE. All rights reserved. 17 Three Months Ended Mar 31, 2023 Dec 31, 2022 Mar 31, 2022 Net Loss on a GAAP Basis $(28,622) $(27,259) $(21,461) Financial income, net (1,061) (633) (472) Income tax expense (income) (34) 81 594 Depreciation, amortization, and accretion 1,060 1,430 767 Income from warrant valuation — — (15,330) Share - based compensation 4,658 5,720 8,475 Adjusted EBITDA (1) $(23,999) $(20,661) $(27,427) 1. Adjusted EBITDA excludes adjustments for financial income, net, income tax expense, depreciation, amortization, and accretion, inventory write - off, income from warrant valuation, transaction costs related to warrants, and share - based compensation. Reconciliation of GAAP research and development expenses to Non - GAAP research and development expenses; GAAP selling, general, and administrative expenses to Non - GAAP selling, general, and administrative expenses; GAAP operating expenses to Non - GAAP operating expenses; GAAP net loss to Non - GAAP net loss; and presentation of Non - GAAP net loss per Share, basic and diluted:

Three Months Ended Mar 31, 2023 Dec 31, 2022 Mar 31, 2022 GAAP cost of sales expenses $ — $ — $538 Share - based compensation — — (70) Non - GAAP cost of sales expenses — — 468 GAAP research and development expenses 18,874 18,423 20,843 Share - based compensation (2,551) (2,927) (3,207) Non - GAAP research and development expenses 16,323 15,496 17,636 GAAP selling, general, and administrative expenses 10,843 9,388 15,288 Share - based compensation (2,107) (2,793) (5,198) Non - GAAP selling, general, and administrative expenses 8,736 6,595 10,090 GAAP operating expenses 29,717 27,811 36,131 Share - based compensation (4,658) (5,720) (8,405) Non - GAAP operating expenses 25,059 22,091 27,726 GAAP net loss (28,622) (27,259) (21,461) Income from warrant valuation 1 — — (15,330) Share - based compensation 4,658 5,720 8,475 Non - GAAP net loss $(23,964) $(21,539) $(28,316) Non - GAAP basic and diluted net loss per share $(0.08) $(0.07) $(0.10) Weighted average number of ordinary shares and preferred shares used in computing basic and diluted net loss per share 298,836,526 297,772,255 289,747,646 Q1 2023 REE Shareholder letter © 2023 REE. All rights reserved. 18 1. In July 2021, the Company assumed public and private warrants as part of its merger with 10X Capital. ”Loss (income) from warrant valuation” represents the change in fair value of the warrants.

About REE Automotive REE Automotive (Nasdaq: REE) is an automotive technology company that allows companies to build any size or shape of electric vehicle on their modular platforms. With complete design freedom, vehicles Powered by REE are equipped with the revolutionary REEcorner, which packs critical vehicle components (steering, braking, suspension, powertrain and control) into a single compact module positioned between the chassis and the wheel, enabling REE to build the industry’s flattest EV platforms with more room for passengers, cargo and batteries. REE platforms are future proofed, autonomous capable, offer a low TCO, and drastically reduce the time to market for fleets looking to electrify. To learn more visit www.ree.auto. Caution About Forward - Looking Statements This communication includes certain forward - looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward - looking statements include, but are not limited to, statements regarding REE or its management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to plans, projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward - looking statements. The words “aim” “anticipate,” “appear,” “approximate,” “believe,” “continue,” “could,” “estimate,” “expect,” “foresee,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “seek,” “should,” “would”, “designed,” “target” and similar expressions (or the negative version of such words or expressions) may identify forward - looking statements, but the absence of these words does not mean that a statement is not forward - looking. All statements, other than statements of historical facts, may be forward - looking statements. Forward - looking statements in this communication may include, among other things, statements about REE’s strategic and business plans, technology, relationships, objectives and expectations for our business, the impact of trends on and interest in our business, intellectual property or product and its future results, operations and financial performance and condition. These forward - looking statements are based on information available as of the date of this communication and current expectations, forecasts, and assumptions. Although REE believes that the expectations reflected in forward - looking statements are reasonable, such statements involve an unknown number of risks, uncertainties, judgments, and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by forward - looking statements. These factors are difficult to predict accurately and may be beyond REE’s control. Forward - looking statements in this communication speak only as of the date made and REE undertakes no obligation to update its forward - looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward - looking statement made in this communication may not occur. Vehicle specifications are based on pre - production model and are subject to change. All data is approximate. Consult dealer and manual for details on final production model. Uncertainties and risk factors that could affect REE’s future performance and could cause actual results to differ include, but are not limited to: REE’s ability to commercialize its strategic plan, including its plan to successfully evaluate, produce and market its newest medium - duty electric box truck built on a P7 platform, as discussed in this communication; REE’s ability to maintain and advance relationships with current Tier 1 suppliers and strategic partners; development of REE’s advanced prototypes into marketable products; REE’s ability to grow and scale manufacturing capacity through relationships with Tier 1 suppliers; REE’s estimates of unit sales, expenses and profitability and underlying assumptions; REE’s reliance on its UK Engineering Center of Excellence for the design, validation, verification, testing and certification of its products; REE’s limited operating history; risks associated with plans for REE’s initial commercial production; REE’s dependence on potential suppliers, some of which will be single or limited source; development of the market for commercial EVs; intense competition in the e - mobility space, including with competitors who have significantly more resources; risks related to the fact that REE is incorporated in Israel and governed by Israeli law; REE’s ability to make continued investments in its platform; the impact of the ongoing COVID - 19 pandemic and any other worldwide health epidemics or outbreaks that may arise; and adverse global conditions, including macroeconomic and geopolitical uncertainty; the need to attract, train and retain highly - skilled technical workforce; changes in laws and regulations that impact REE; REE’s ability to enforce, protect and maintain intellectual property rights; REE’s ability to retain engineers and other highly qualified employees to further its goals; and other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward - Looking Statements” in REE’s annual report filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 28, 2023 and in subsequent filings with the SEC. Q1 2023 REE Shareholder letter © 2023 REE. All rights reserved. 19

Q1 2023 REE Shareholder letter © 2023 REE. All rights reserved.